Mail Stop 6010


							June 22, 2006

Mr. Jeffrey F. O`Donnell
Chief Executive Officer
PhotoMedex, Inc.
147 Keystone Drive
Montgomerysville, PA   18936


Re:	PhotoMedex, Inc.
      Form 10-K for the year ended December 31, 2005
      Filed March 16, 2006
      File No. 0-11635

Dear. Mr. O`Donnell:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant